Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com
September 16, 2009
Via U.S. Mail and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chanda DeLong
Julie F. Rizzo

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC Registration Statement on Form S-3 Filed July 10, 2009 File No. 333-160515
     On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 5, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on July 10, 2009.
     The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.
     Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.
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and Hong Kong partnership (and its associated entities in Asia).

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September 16, 2009

Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset classes as this offering. Exhibit A attached hereto lists the affiliates of the depositor, together with the related CIK code, which have offered a class of asset-backed securities involving the same class as this offering in a registered offering.

2.	Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response

We confirm that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8- K. Finalized agreements will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.

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September 16, 2009

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

5.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.
Prospectus Supplements
Risk Factors, page S-18
Loss of TALF Eligibility, the Requirements of the TALF Program. . . .pages S-20 and S-23
6.	We note your disclosure on pages S-20 and S-23, respectively, of the Loan Prospectus Supplement and the Lease Prospectus Supplement that a downgrade of the ratings of notes would prevent those notes from being used as collateral for additional TALF loans. Please disclose the ratings necessary to establish TALF eligibility.

Mayer Brown llp
September 16, 2009

Response

We have revised our discussion under “Risk Factors — Loss of TALF Eligibility, the Requirements of the TALF Program or the Lack of Availability of a TALF Loan May Adversely Affect Your Financing Options and the Liquidity and Market Value of Your Notes” on pages S-20 and S-23, respectively, of the Loan Prospectus Supplement and the Lease Prospectus Supplement to disclose the ratings necessary to establish TALF eligibility. The additional disclosure reads as follows: “To be considered “eligible collateral” under the TALF program, the notes must be rated in the highest long-term or short-term investment-grade rating category from two or more eligible nationally recognized statistical rating organizations (NRSROs) and must not have a credit rating below the highest investment-grade rating category from an eligible NRSRO.”
Appendix B, page B-1
7.	Please confirm that the finalized TALF Certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response

We have included the form of the TALF certification as Appendix B to each of the Loan Prospectus Supplement and Lease Prospectus Supplement and we confirm that the finalized certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.
Part II
Signatures
8.	We note that the signature page for VW Credit Leasing, Ltd. has only been signed by individuals on behalf of the registrant. Please revise to include the second half of the signature page so that the registrant’s principal executive officer, principal financial officer, and principal accounting officer are identified and each of those individuals along with a majority of the board of directors sign the registration statement in their individual capacity. Refer to the instructions for signatures on Form S-3.

Response

VW Credit Leasing, Ltd. (the “Origination Trust”) is a Delaware statutory trust. As a statutory trust, the Origination Trust does not have officers. In response to

Mayer Brown llp
September 16, 2009

your comment, we have revised the signature page for the Origination Trust to include the signatures of the persons who perform for the Origination Trust functions similar to those of a principal executive officer, principal financial officer and principal accounting officer. These persons are officers or employees of the servicer. As a statutory trust, the Origination Trust also does not have a board of directors or analogous governing body and, therefore, the instruction regarding the signatures of a majority of the board of directors is inapplicable to the Origination Trust.
* * * * *
     If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Allen Strang, Esq.

EXHIBIT A
List of Affiliates and CIK Codes

Affiliate	CIK Code
Volkswagen Public Auto Loan Securitization LLC	0001221498
Volkswagen Auto Lease Trust 2002-A	0001202609
Volkswagen Auto Loan Enhanced Trust 2003-1	0001242472
Volkswagen Auto Loan Enhanced Trust 2003-2	0001267762
Volkswagen Auto Lease Trust 2004-A	0001303023
Volkswagen Auto Lease Trust 2005-A	0001316717
Volkswagen Auto Loan Enhanced Trust 2005-1	0001343707
Volkswagen Auto Lease Trust 2006-A	0001369687
Volkswagen Auto Loan Enhanced Trust 2007-1	0001386636
Volkswagen Auto Loan Enhanced Trust 2008-1	0001431987
Volkswagen Auto Loan Enhanced Trust 2008-2	0001449636
Volkswagen Auto Lease Trust 2009-A	0001462777